# Smart Kitchens

Smart Kitchens provides restauranteurs private ghost kitchen rentals for a fraction of the cost of brick and mortar. **With Bonus Shares included, Smart Kitchens 2.0 is selling nearly 25% equity in the business through this offering alone.** When you invest, you receive **the potential for future upside from growth of the business, as well as a share of the revenue paid out annually in the form of dividends.** Smart Kitchens is a great starting point for new food operators or regional and national brands that would like to increase their market reach. They also covers the buildout costs for restaurateurs, enabling them to start operations with minimal capital.



Smart Kitchens Kitchen Rental
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Raised **0 %** of minimum

**Funding Raised**

**$0**

**Funding Goal**

**$9,999.75-$1,234,999.61**

**Days Left to Invest**

**92 Days**

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Virtual Business Pitch | Team | About | Communication Channel | Updates

## Business Description

***Smart Kitchens provides restauranteurs private ghost kitchen rentals for a fraction of the cost of brick and mortar. Smart Kitchens is a great starting point for new food operators or national brands that would like to increase their market reach.***

Smart Kitchens ***covers the buildout costs for restaurateurs***, enabling them to start operations with minimal capital. Smart Kitchens (Irvine) opened their first location in Orange County on March 21, 2020 just one week after the pandemic began and has showed tremendous growth since the start. Smart Kitchens first location was the 1st Ghost Kitchen concept to open in Orange County. Smart Kitchens 1.0 generated over $1 million dollars in annual sales revenue in 2022 and continues to grow. Our 3-year run rate has been at a 100% occupancy level.

Smart Kitchens is opening a new location in Lake Forest, California called Smart Kitchens 2.0. They are beginning the process of renovating a new building into the same ghost kitchens they built at their first location.

Kitchen rental sizes vary between 160-800 sq ft and range in price between $3,000-$8,000 a month. Smart Kitchen allows restaurants a more rapid, cost-effective geographic expansion. Traditional restaurants cost upwards of $250,000 to open, and such openings take several months. Smart Kitchens cost as little as $10,000 in start-up costs and allow for a health department approved kitchen in as little as 3 weeks.

Smart Kitchens is opening a new location in Lake Forest, California (less than 1 mile from the Irvine Spectrum); Herein referred to as Smart Kitchens 2.0 (16 kitchens) . Smart Kitchens recently rented a $4.15M office building and are beginning the process of renovating and converting the building into Smart Kitchens 2.0; a ghost kitchen and food court facility.



### Highlights

**1.** 16 Kitchen rentals varying in sizes between 160-800 sq ft.
**2.** Kitchen rental rates will vary between $3,000-$8,000 a month.
**3.** Smart Kitchen allows restaurants a more rapid, cost-effective geographic expansion.
**4**. Traditional restaurants cost upwards of $250,000 to open, and such openings take several months. Smart Kitchens cost as little as $10,000 in start-up costs and allow for a health department approved kitchen in as little as 3 weeks.

**5. With Bonus Shares included, Smart Kitchens 2.0 is selling nearly 25% equity in the business through this offering alone.** When you invest, you receive ***the potential for future upside from growth of the business***, as well as ***a share of the revenue paid out annually in the form of dividends.***

Smart Kitchens presents an exciting and disruptive concept in the pick up and food delivery industry. We have developed an innovative system that redefines the way customers experience variety, convenience, and safety when ordering food from multiple restaurants in a single transaction. Our virtual food hall and multi-restaurant delivery platform, is poised to revolutionize the way people enjoy their meals.

**Security Type:**

**Equity Security**

**Price Per Share**

**$0.67**

**Shares For Sale**

**1,843,283**

**Post Money Valuation:**

**$6,259,999.61**

## Investment Bonuses!

Bonuses:

*Time-Based:*

**Friends and Family Early Birds**

Invest within the first 72 hours and receive 10% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive 7.5% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive 5% bonus shares.

*Investors can only receive a single time-based bonus per investment. For instance, if an investor makes an investment commitment in the first 72 hours, they only receive the Friends and Family Early Birds bonus. They do not also qualify for the Early Bird Bonus.

*Amount-Based:*

**$5,000+ | Tier 1**

Receive 5% bonus shares.

**$10,000+ | Tier 2**

Receive 10% bonus shares.

**$20,000+ | Tier 3**

Receive 12.5% Bonus shares

**Unmatched Variety:** Smart Kitchens enables customers to savor a diverse array of cuisines and dishes from multiple restaurants, all in one order. Our platform caters to the adventurous foodie as well as those seeking comfort in familiar flavors.

**Ultimate Convenience:** We simplify the food ordering process like never before. No more juggling between different apps or managing multiple orders for a family or group. With Smart Kitchen, ordering from multiple restaurants becomes seamless and hassle-free.

**Safety First:** In a post-pandemic world, safety is paramount. Smart Kitchen's contactless system ensures the utmost safety for customers and delivery personnel. By minimizing physical interactions, we provide peace of mind to all stakeholders.

**Enhanced Efficiency:** We optimize delivery routes, reducing delivery times and carbon footprints. Smart Kitchen's innovative approach to order aggregation and fulfillment streamlines operations, making us an environmentally conscious choice.


Smart Kitchens Inc - Introduction
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## Problem

Smart Kitchens 2.0 (16 kitchen rentals) is strategically positioned to address a fundamental challenge facing the food industry— **the daunting barriers to entry and expansion for both new and established restaurateurs.** Traditional brick-and-mortar restaurants incur substantial financial burdens, often exceeding $250,000 in startup costs, and necessitate prolonged timelines for construction and regulatory compliance. The conventional model is fraught with inefficiencies, leading to extended periods of revenue generation and hindering the ability to swiftly adapt to evolving market demands. This industry-wide problem is exacerbated by the post-pandemic landscape, where safety concerns and changing consumer behaviors are reshaping the dynamics of the food delivery and pick-up sector.


SMART
KITCHENS INC

## Solution

**Smart Kitchens 2.0 (16 kitchen rentals) offers a transformative solution to the challenges faced by the food industry, leveraging the proven success of its predecessor, Smart Kitchens 1.0.** Recognizing the financial and operational hurdles that traditional brick-and-mortar restaurants encounter, Smart Kitchens provides restaurateurs with private ghost kitchen rentals at a fraction of the cost, mitigating the substantial expenses associated with building and maintaining physical establishments. Smart Kitchens 1.0 (15 Kitchen rentals) stands as a testament to the efficacy of this solution, having generated over $1 million in annual sales revenue in 2022 and 1.2M in 2023, with a consistent 100% occupancy rate over a three-year period. The demonstrated success of Smart Kitchens 1.0 serves as a compelling case for the scalability and profitability of the concept.


Location, Location, Location
The building is immediately off the 5 Freeway at Lake Forest Drive. This offering has the benefit of a less-expensive Lake Forest address while being extremely close to the heart of the Irvine Spectrum
Santa Ana
Huntington Beach
Costa Mesa

$50,000+ | Tier 4

15% Bonus shares

*Investors can only receive a single Amount Based bonus per investment. For instance, if an investor makes an investment commitment of $10,000 they only receive the Tier 2 bonus. They do not also qualify for the Tier 1 bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

### Regulatory Exemption:

### Regulation Crowdfunding – Section 4(a)(6)

### Deadline:

### April 25, 2024

### Minimum Investment Amount:

### $499.82

### Target Offering Range:

### $9,999.75-$1,234,999.61

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

The expansion to Smart Kitchens 2.0 (16 kitchens) in Lake Forest, California underscores the replicability of the model. **With a strategic $4.15M million investment in an office space, Smart Kitchens is poised to renovate the building into a dynamic hub of ghost kitchens.** The company's innovative approach not only significantly reduces the startup costs for new food operators but also expedites the launch process, enabling a health department approved kitchen in as little as three weeks. Furthermore, Smart Kitchens 2.0 introduces an exciting and disruptive concept in the food delivery industry with its virtual food hall and multi-restaurant delivery platform. By redefining the way customers experience variety, convenience, and safety in their food orders, **Smart Kitchens 2.0 positions itself at the forefront of a transformative movement that is set to revolutionize the way people enjoy their meals.**



23072 Lake Center Drive, Lake Forest - Economos DeWolf
Economos DeWolf
VISIT ECONOMOSDEWOLF.COM
FOR 3D VIRTUAL-REALITY TOUR
01:30
vimeo


## Business Model

Smart Kitchens 2.0 (16 Kitchens) presents a compelling and sustainable business model that leverages the success of its established predecessor, Smart Kitchens 1.0 (15 kitchens). At the core of their model is the provision of private ghost kitchen rentals to restaurateurs at a fraction of the cost associated with traditional brick-and-mortar establishments. This unique offering not only addresses the financial barriers for new entrants and established brands but also accelerates their market reach with a cost-effective geographic expansion strategy. **The proven success of Smart Kitchens 1.0, which generated over $1 million in annual sales revenue in 2022 and 2023 with a consistent 100% occupancy rate over three years, serves as a testament to the viability and scalability of the business model.**

### Generating Revenues:

1. 1 year (minimum) Kitchen Licensing Agreements (with extended year options)
2. Rents range from $3,000-$8,000 per month
3. Renters pay cam fees which cover all utility costs and leaves money left over for repairs.
4. Smart Kitchens captures a percentage of food orders (10%) pick up and to-go orders (20%) on delivery orders

Smart Kitchens 2.0's revenue streams are diversified, further enhancing the attractiveness of their investment proposition. This multifaceted revenue approach, combined with a commitment to efficiency and safety, positions Smart Kitchens 2.0 as an innovative player in the evolving landscape of the food industry, offering investors a unique opportunity to participate in a disruptive business model with a proven track record.

## Market Projection

Smart Kitchens 2.0 enters a market with robust growth potential, as highlighted by the compelling market projections in the ghost kitchen industry. The global Ghost Kitchen market, estimated at USD 43.1 billion in 2019, signals a substantial and expanding opportunity. Notably, the United States has experienced a 25% increase in the number of ghost kitchens from 2019 to 2020, underlining the rising demand for innovative and cost-effective solutions in the food industry. In 2020, the pick-up/delivery revenue for ghost kitchens averaged an impressive $487,000, emphasizing the financial viability of this model.



GHOST KITCHENS
1.5K
current U.S. ghost kitchens
Restaurant Dive
$23B
U.S. online food estimate worth by 2023
Statista
$1T
global market estimate by 2030
Euromonitor
PROS:
• Less expensive real estate
• Less overhead
• Low start-up costs
• Higher profitability
CONS:
• New team and training
• Menu pricing pressure
• New brand development
• Premium disposables cost


Major urban centers such as NYC and LA boast over 100 ghost kitchens each, indicating a widespread adoption of this concept in key markets. The projections also highlight a significant expected jump of over 60% in delivery sales made by restaurants and grocery stores by 2022. Furthermore, the willingness of 40% of U.S. consumers to pay for delivery from their favorite restaurant's ghost kitchen underscores the value consumers place on convenience and variety. Internationally, the explosive growth of ghost kitchens in China by more than 900% since 2018 and the presence of 320 ghost kitchens in the UAE, 60% of which are independent brands, showcase the global scalability and appeal of the ghost kitchen model. Smart Kitchens 2.0, with its proven success through Smart Kitchens 1.0, is strategically positioned to capture a substantial share of this flourishing market.

## Competition

Smart Kitchens 2.0 operates in a dynamic market with notable opportunities and competition. While Smart Kitchens 1.0 has demonstrated impressive success and paved the way for the model's viability, it's crucial to acknowledge the competitive landscape shaping the ghost kitchen industry. **The global Ghost Kitchen market, estimated at USD 43.1 billion in 2019, signifies a lucrative space that has attracted various players aiming to capitalize on the rising demand for innovative food service solutions.**

In the United States, there has been a 25% increase in the number of ghost kitchens from 2019 to 2020, indicating a growing trend that has drawn the attention of multiple entrepreneurs and businesses. Major metropolitan areas like NYC and LA each house over 100 ghost kitchens, showcasing a concentration of competition in key markets. Furthermore, the expected jump of more than 60% in delivery sales made by restaurants and grocery stores by 2022 underscores the fierce competition in the broader food delivery space, with various models vying for consumer attention and market share. Smart Kitchens 2.0, building on the success of its predecessor, will need to strategically position itself, emphasizing its unique selling points, operational efficiency, and innovative approach to stay ahead in this competitive landscape and capture a significant share of the expanding market.



## Traction & Customers

**Smart Kitchens 2.0 will house (16) ghost kitchens and stands on the solid foundation of the remarkable success achieved by its predecessor, Smart Kitchens 1.0.** The inaugural Smart Kitchens location in Irvine, launched just one week after the onset of the pandemic in March 2020, has experienced tremendous growth and success. Smart Kitchens 1.0, being the pioneer Ghost Kitchen concept in Orange County, has demonstrated an impressive three-year run rate with a consistent 100% occupancy level. This remarkable traction showcases the effectiveness of the business model and the growing demand for private ghost kitchen rentals in the market.

Building on the traction and achievements of Smart Kitchens 1.0 (which houses 15 kitchens), Smart Kitchens 2.0 (will house 16 kitchens) and is positioned to replicate and expand upon this success. The decision to open a new location in Lake Forest, California, underscores the confidence in the proven concept and addresses the increasing demand for cost-effective and efficient solutions in the food industry. As Smart Kitchens 2.0 embarks on this new venture, investors can take note of the robust traction achieved by Smart Kitchens 1.0, providing a tangible demonstration of the scalability, profitability, and market demand for the innovative ghost kitchen rental model.



## Investors

Smart Kitchens 2.0 is a new entity and has not raised any funds to this point. Smart Kitchens 2.0 will be using this raise to begin building out 16 kitchens rentals; in their newly rented building located at 23072 Lake Center Drive, Lake Forest CA 92630. The facility has great freeway access, is located less than a 1 mile drive from the Irvine Spectrum and is surrounded by 7 hotels with dire need for more food options.

Smart Kitchens will be raising 1.235M for the buildout of these (16) kitchens and will be offering 20% of the company for this investment round. This investment round is for the buildout of (16) kitchens (Phase 1 buildout). After completed will generate over 1M in revenues and 50K+ in monthly net revenues.

**Dividends and Exit Strategy**
– $40,000 net profit (if achieved) would be paid out annually as a dividend.
– If acquired this type of business is selling for 5-7X revenues.

## Terms

**Smart Kitchens 2.0 Inc. is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.**

**Target Offering:** $9,999.75 | 14,925 Securities
**Maximum Offering:** $1,234,999.61 | 1,843,283 Securities
**Share Price:** $0.67
**Type of Offering:** Equity
**Type of Security:** Common Stock
**Offering Deadline:** April 25, 2024
**Minimum Investment:** $499.82

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $499.82 The Company must reach its Target Offering Amount of $9,999.75 by 4/25/2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.75 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

**The Opportunity:**

Smart Kitchens 2.0 is offering 25% equity in their company for $1.235M. Smart Kitchens intends to use the funds to build out the 16 kitchens and lobby of the $4.9M building they purchased. Each kitchen will cost about $75,000 to construct.

**Dividends:**

Along with owning equity in the company, Smart Kitchens 2.0 will also be paying dividends on an annual basis. The company projects Smart Kitchens 2.0 will profit about the same amount as Smart Kitchens 1.0, which is around $40,000 monthly.

<u>Bonuses:</u>

*Time-Based:*

**Friends and Family Early Birds**

Invest within the first 72 hours and receive 10% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive 7.5% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive 5% bonus shares.

*Investors can only receive a single time-based bonus per investment. For instance, if an investor makes an investment commitment in the first 72 hours, they only receive the Friends and Family Early Birds bonus. They do not also qualify for the Early Bird Bonus.

*Amount-Based:*

**$5,000+ | Tier 1**

Receive 5% bonus shares.

**$10,000+ | Tier 2**

Receive 10% bonus shares.

**$20,000+ | Tier 3**

Receive 12.5% Bonus shares

**$50,000+ | Tier 4**

15% Bonus shares

*Investors can only receive a single Amount Based bonus per investment. For instance, if an investor makes an investment commitment of $10,000 they only receive the Tier 2 bonus. They do not also qualify for the Tier 1 bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

## Risks

**Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



**Nick Crane**
CEO
Background

Creative & forward-thinking executive who solves complex sales operations and internal challenges with defined strategies that drive revenue. A hands-on leader known for building award-winning sales teams. Expert at creating a positive culture to enable growth throughout an organization while creating and executing successful strategies to turn under-producing territories into record-breaking districts. Strong track record of accelerating sales and driving pace-setting growth under challenging market conditions. Exceptional business development skills resulting in new territory growth and increased revenue.

**Legal Company Name**

**Smart Kitchens**

**Location**

**23072 Lake Center Drive
Lake Forest, California 92630**

**Number of Employees**

**1**

**Incorporation Type**

**C-Corp**

**State of Incorporation**

**DE**

**Date Founded**

**December 14, 2023**